SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission File Number 0-14278

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2008, and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation Savings Plus 401(k) Plan

Date: 06/25/2009	/s/ George Zinn
George Zinn
Member of 401(k) Administrative Committee

/s/ Lisa Brummel
Lisa Brummel
Member of 401(k) Administrative Committee

/s/ William J. Sample
William J. Sample
Member of 401(k) Administrative Committee

APPENDIX 1

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007,

AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008;

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Microsoft Corporation Savings Plus 401(k) Plan

Redmond, WA

We have audited the accompanying statements of net assets available for benefits of Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/  Deloitte & Touche LLP

Seattle, Washington

June 25, 2009

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments held by trustee, at fair value:
Artisan Mid-Cap Account	$193,313,886	$-
Artisan Mid-Cap Fund	-	316,475,454
BGI LifePath Index 2010 (M)	7,306,218	5,474,209
BGI LifePath Index 2020 (M)	33,406,447	36,706,819
BGI LifePath Index 2030 (M)	60,154,356	62,588,734
BGI LifePath Index 2040 (M)	57,866,144	59,045,807
BGI LifePath Index 2050 (M)	3,794,947	-
BGI LifePath Index Retirement (M)	3,080,912	1,687,827
BrokerageLink	57,641,874	-
Fidelity Contrafund	-	522,221,145
Fidelity Contrafund (K)	364,882,686	-
Fidelity Growth Company Fund	-	513,704,522
Fidelity Growth Company Fund (K)	326,763,080	-
Fidelity Institutional Money Market Fund	304,897,662	210,113,460
Fidelity Intermediate Bond Fund	-	126,952,987
ING International Value Fund	-	266,596,948
Microsoft Common Stock	532,995,459	899,776,688
Oakmark Equity & Income Account	353,352,006	-
Oakmark Equity & Income Fund	-	416,009,636
PIMCO Total Return Account	223,702,712	-
PIMCO Total Return Fund	-	195,598,692
Royce Low Priced Stock Fund (Inst)	157,848,428	240,726,794
Russell International Growth Account	288,989,941	549,860,174
Russell International Value Account	166,650,381	-
Vanguard Growth Index Fund (Inst)	48,908,485	67,392,065
Vanguard Institutional Index Fund (Plus)	343,809,543	526,647,027
Vanguard Short-Term Bond Index Fund (Sig)	178,694,872	-
Vanguard Small-Cap Growth Index Fund (Inst)	102,376,708	149,444,909
Vanguard Value Index Fund (Inst)	148,343,245	216,006,858
Participant Loans	55,608,612	43,889,463

Total investments	4,014,388,604	5,426,920,218
Uninvested cash:	914,246	237,248
Participant contributions receivable	-	253,254

Total assets	4,015,302,850	5,427,410,720
LIABILITIES:
Liability - other	344,566	-

NET ASSETS AVAILABLE FOR BENEFITS	$4,014,958,284	$5,427,410,720

See notes to the Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008

	2008	2007	2006
ADDITIONS:
Net investment income (loss):
Interest and dividends	$60,026,765	$252,823,801	$213,077,272
Net increase (decrease) in fair value of investments	(2,007,717,994)	356,699,041	301,303,708

Net investment income (loss)	(1,947,691,229)	609,522,842	514,380,980
Contributions:
Participant	532,730,419	487,456,090	428,090,550
Employer	167,482,658	147,958,476	128,814,606
Transfers In	25,869,274	3,881,289	10,862,745

Total contributions	726,082,351	639,295,855	567,767,901

Total additions	(1,221,608,878)	1,248,818,697	1,082,148,881
DEDUCTIONS:
Benefits paid to participants	190,843,558	251,919,032	174,588,997

CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	(1,412,452,436)	996,899,665	907,559,884
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,427,410,720	4,430,511,055	3,522,951,171

End of year	$4,014,958,284	$5,427,410,720	$4,430,511,055

See notes to the Financial Statements.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1:    DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Microsoft Corporation Savings Plus 401(k) Plan (“Plan”), a defined contribution plan, is sponsored by Microsoft Corporation (the “Company” or “Microsoft”). Participating employers include Microsoft Corporation; MSNBC Interactive News, LLC; Microsoft Licensing, GP; MOL Corporation; and Vexcel Corporation. The Plan year is January 1 through December 31. The Plan is administered by the 401(k) Administrative Committee and is funded by Company contributions (including Company contributions of employee salary deferrals) made to the trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The information below summarizes certain aspects of the Plan. This is a summary only; Plan participants should refer to the Plan document for more complete information.

ESOP Feature: The Plan includes an Employee Stock Ownership Plan (“ESOP”) feature for the portion of the Plan designed to invest primarily in Microsoft Common Stock. The ESOP feature allows participants to either reinvest their cash dividends earned on Microsoft Common Stock or receive those dividends in cash. Amounts invested in the Microsoft Common Stock Fund are treated as being held through the ESOP, provided that at the time such amounts were received by the Plan (e.g., through contributions or transfers), the participants whose Plan accounts received such assets were employed by Microsoft or a corporation that is part of the same controlled group of corporations as Microsoft. Participants who are not employed by an employer that is established as a corporation (for example, MSNBC Interactive News, LLC) may not participate in the ESOP but may invest their contributions and earnings in Microsoft Common Stock. Employees that are not eligible to participate in the ESOP feature are not eligible to receive dividends in cash paid directly to them. Instead, dividends paid on contributions and the earnings that accumulate on those contributions will automatically be reinvested in Microsoft Common Stock.

Eligibility: Regular employees of the Company who have reached age 18 may enroll in the Plan at any time.

Eligible Compensation: Eligible compensation includes wages, salary, bonuses, commissions, and overtime, including the amount of compensation deferred to this Plan. Compensation does not include, for example, items such as stock awards, any amounts realized on the exercise of Microsoft stock options, reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation, welfare plan benefits including health or life insurance, or any bonuses or expense allowances which are not based upon performance as an employee.

Contributions: Participants may contribute to the Plan on a pre-tax basis and/or on an after-tax Roth basis from 1% to 50% of their eligible compensation per pay period subject to regulatory limitations. Participants may also contribute from 1% to 7% of their eligible compensation per pay period in non-Roth after-tax contributions to the Plan. Participants reaching age 50 or older by the end of the Plan year and who are making the maximum regular employee pre-tax and/or Roth elective contributions to the Plan may also elect to make additional catch-up contributions to the Plan on a pre-tax and/or after-tax Roth basis of 1% to 75% of their eligible compensation per pay period. Participant contributions may be suspended at any time and reinstated at any subsequent entry date.

The Company will make a pretax matching contribution of $0.50 for every $1.00 (up to a 6% combined pre-tax and Roth contribution rate) contributed. Participants will be matched only on pre-tax and after-tax Roth contributions and will not receive a match on non-Roth after-tax contributions or catch-up contributions. The maximum Company match is 3% of the participant’s eligible compensation, subject to regulatory limitations.

Participants may also choose to make rollover contributions to the Plan of amounts received from an eligible employer plan maintained by another company, including direct rollovers from such plans.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant-directed. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Employees are fully vested in all Plan accounts at all times.

Distributions: Active participants may take a withdrawal from the Plan to avoid a financial hardship. A hardship withdrawal is limited to the following types of money: pre-tax and after-tax rollover accounts, after-tax accounts, pre-tax contributions, and pre-tax catch-up contributions. A hardship withdrawal will result in a six-month suspension of contributions to the Plan. Active participants may withdraw all, or any portion, of the balance in their vested accounts after reaching age 59 1/2. Distributions may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments in Microsoft Common Stock may be taken in the form of Company common stock or cash.

Administrative Expenses: Plan administrative expenses are currently paid by the Company to the extent not offset by expense reimbursements. Certain mutual funds offered in the Plan pay reimbursements back to Fidelity Investments (“Fidelity”), the Plan trustee. These reimbursements are in turn used to pay the trustee for Plan administrative expenses.

Participants are responsible for fees associated with certain transactions such as loan originations, Domestic Relations Order qualification, and dividend checks. Participants also pay commission charges for buying and selling Microsoft Common Stock within the Plan.

Plan Amendment and Termination: The Company has the right to modify, amend, suspend, or terminate the Plan at any time and for any reason. If the Plan is terminated, account balances will be fully vested and will be distributed in the form and manner determined by the Plan Administrator.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments and Participant Loans: Investment alternatives are recorded at fair value. Participant loans are recorded at principal balance, which approximates fair value. Security transactions are accounted for as of trade date. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

Recently Issued Accounting Pronouncements: In April 2009, the Financial Accounting Standards Board (“FASB”) issued a Staff Position (“FSP”) that was intended to provide additional application guidance and enhance disclosures about fair value measurements. FSP FAS 157-4 clarifies the objective and method of fair value measurement even when there has been a significant decrease in market activity for the asset being measured. We are assessing the potential impact that the adoption of FSP FAS 157-4 may have on our financial statements.

NOTE 2:    INVESTMENTS

All contributions to the Plan are held and invested by Fidelity, trustee of the Plan. Participants are responsible for deciding in which of the investment alternatives their account will be invested. Participants can invest their Plan assets in any of the investment alternatives offered. There is no assurance that the investment alternative’s goals, as summarized below based on information from the investment managers, will be achieved. Full descriptions of the investment alternatives can be found in the prospectus (for mutual funds and Microsoft Common Stock) or the investment fact sheet (for all alternatives except Microsoft Common Stock).

Investments that represent 5% or more of net assets available for benefits as of December 31, 2008, are as follows:

Investments Held by Trustee	Balance as of December 31, 2008	% of Assets Available for Benefits
Microsoft Common Stock	$532,995,459	13%
Fidelity Contrafund (K)	$364,882,686	9%
Oakmark Equity & Income Account	$353,352,006	9%
Vanguard Institutional Index Fund (Plus)	$343,809,543	9%
Fidelity Growth Company Fund (K)	$326,763,080	8%
Fidelity Institutional Money Market Fund	$304,897,662	8%
Russell International Growth Account	$288,989,941	7%
PIMCO Total Return Account	$223,702,712	6%

Investments that represent 5% or more of net assets available for benefits as of December 31, 2007, are as follows:

Investments Held by Trustee	Balance as of December 31, 2007	% of Assets Available for Benefits
Microsoft Common Stock	$899,776,688	17%
Russell International Growth Account	$549,860,174	10%
Vanguard Institutional Index Fund (Plus)	$526,647,027	10%
Fidelity Contrafund	$522,221,145	10%
Fidelity Growth Company Fund	$513,704,522	9%
Oakmark Equity & Income Fund	$416,009,636	8%
Artisan Mid-Cap Fund	$316,475,454	6%

During 2008, 2007, and 2006, the net increase (decrease) in the fair value of investments was as follows:

	2008	2007	2006
Mutual Funds	$(969,508,005)	$239,579,194	$182,031,227
Common Stock	(420,116,768)	151,329,157	110,231,707
Collective Trusts	(66,018,639)	6,932,411	9,040,774
Separately Managed Accounts	(537,927,801)	(41,141,721)	-
Brokerage Accounts	(14,146,781)	-	-

Total net increase (decrease)	$(2,007,717,994)	$356,699,041	$301,303,708

Investment alternatives available during 2008:

Artisan Mid-Cap Account

The Artisan Mid-Cap Account primarily invests in a diversified portfolio of stocks of mid-sized U.S. companies that the investment manager identifies as well positioned for long-term growth, reasonably priced by the market, and at an early stage in their profit cycle. Under normal market conditions, the account invests at least 80% of its net assets in the common stocks of medium-sized companies.

BGI LifePath Index 2010 (M)

BGI LifePath Index 2010 (M) is designed for investors who will most likely begin to draw interest and/or principal out of his or her investment portfolio in the year 2010. The allocation changes, becoming more conservative, as the fund nears it maturation. The fund allocates assets among securities contained in various domestic and foreign indexes. It may invest up to 20% of assets in securities traded in foreign markets. The investment model used analyzes asset class market data including risk, correlations, and expected returns and provides portfolio recommendations among broad asset classes.

BGI LifePath Index 2020 (M)

BGI LifePath Index 2020 (M) is designed for investors who will most likely begin to draw interest and/or principal out of his or her investment portfolio in the year 2020. The allocation changes, becoming more conservative, as the fund nears it maturation. The fund allocates assets among securities contained in various domestic and foreign indexes. It may invest up to 20% of assets in securities traded in foreign markets. The investment model used analyzes asset class market data including risk, correlations, and expected returns and provides portfolio recommendations among broad asset classes.

BGI LifePath Index 2030 (M)

BGI LifePath Index 2030 (M) is designed for investors who will most likely begin to draw interest and/or principal out of his or her investment portfolio in the year 2030. The allocation changes, becoming more conservative, as the fund nears it maturation. The fund allocates assets among securities contained in various domestic and foreign indexes. It may invest up to 20% of assets in securities traded in foreign markets. The investment model used analyzes asset class market data including risk, correlations, and expected returns and provides portfolio recommendations among broad asset classes.

BGI LifePath Index 2040 (M)

BGI LifePath Index 2040 (M) is designed for investors who will most likely begin to draw interest and/or principal out of his or her investment portfolio in the year 2040. The allocation changes, becoming more conservative, as the fund nears it maturation. The fund allocates assets among securities contained in various domestic and foreign indexes. It may invest up to 20% of assets in securities traded in foreign markets. The investment model used analyzes asset class market data including risk, correlations, and expected returns and provides portfolio recommendations among broad asset classes.

BGI LifePath Index 2050 (M)

BGI LifePath Index 2050 (M) is designed for investors who will most likely begin to draw interest and/or principal out of his or her investment portfolio in the year 2050. The allocation changes, becoming more conservative, as the fund nears it maturation. The fund allocates assets among securities contained in various domestic and foreign indexes. It may invest up to 20% of assets in securities traded in foreign markets. The investment model used analyzes asset class market data including risk, correlations, and expected returns and provides portfolio recommendations among broad asset classes.

BGI LifePath Index Retirement (M)

BGI LifePath Index Retirement (M) is designed for investors who are likely to use their funds as a source of income during retirement. The static equity allocation is 35%, which seeks to continue asset growth for participants in or near retirement. The fund allocates assets among securities contained in various domestic and foreign indexes. It may invest up to 20% of assets in funds holding securities traded in foreign markets. The investment model used analyzes asset class market data including risk, correlations, and expected returns and provides portfolio recommendations among broad asset classes.

BrokerageLink

BrokerageLink is a self-directed brokerage account intended for sophisticated investors who are willing to take on additional risk and are prepared to assume the responsibility of more closely monitoring their portfolio.

Fidelity Contrafund (K)

The Fidelity Contrafund (K) invests primarily in common stocks. The fund may invest in securities of domestic and foreign issuers whose value the fund’s manager believes is not fully recognized by the public. The fund may invest in growth or value stocks or both.

Fidelity Growth Company Fund (K)

The Fidelity Growth Company Fund (K) primarily invests in common stocks. The fund invests in companies that the manager believes have above-average growth potential. The fund may invest in securities of domestic and foreign issuers.

Fidelity Institutional Money Market Fund

The Fidelity Institutional Money Market Fund invests the fund’s assets primarily in the highest-quality U.S. dollar-denominated money market securities of domestic and foreign issuers, U.S. government securities, and repurchase agreements. The fund also may enter into reverse repurchase agreements. Securities are “highest-quality” if rated in the highest category by at least two nationally recognized rating services or by one if only one rating service has rated a security, or, if unrated, determined to be of equivalent quality by Fidelity Management & Research Company (“FMR”). FMR will invest more than 25% of the fund’s total assets in the financial services industries.

Fidelity Intermediate Bond Fund

The Fidelity Intermediate Bond Fund primarily invests at least 80% of its assets in investment-grade debt securities of all types and repurchase agreements for those securities (those of medium and high quality). The fund is managed to have an overall interest-rate risk similar to the Lehman Brothers Intermediate Government/Credit Bond Index. The fund will normally maintain a dollar-weighted-average maturity between three and 10 years. Assets are allocated across different market sectors and maturities. This fund was removed from the Plan’s investment alternatives effective August 1, 2008.

ING International Value Fund

The ING International Value Fund invests primarily in foreign companies with market capitalizations greater than $1 billion, but the fund may hold up to 25% of its assets in companies with smaller market capitalizations. The fund usually will invest at least 65% of its total assets in securities of companies located in at least three countries other than the U.S. and may include emerging market countries. This fund was removed from the Plan’s investment alternatives effective January 16, 2008.

Microsoft Common Stock

Microsoft Common Stock consists entirely of the Company’s common stock.

Oakmark Equity & Income Account

The Oakmark Equity & Income Account invests primarily in a diversified portfolio of U.S. equity and fixed-income securities. The account invests approximately 50% to 75% of its total assets in equity securities, including securities convertible into equity securities, 25% to 50% of its assets in U.S. government securities and debt securities rated at time of purchase within the two highest grades assigned by Moody’s Investors Service, Inc. or Standard and Poor’s Corporation, and up to 20% in unrated or lower-rated debt securities.

PIMCO Total Return Account

The PIMCO Total Return Account invests in all types of bonds, including U.S. government, corporate, mortgage, and foreign bonds. While the account maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to 12 years), investments may also include short- and long-maturity bonds.

Royce Low Priced Stock Fund (Institutional)

The Royce Low Priced Stock Fund (Institutional) invests in both small-cap and micro-cap companies that are trading for less than US$25 per share at the time of purchase. Low-priced securities generally do not draw substantial interest from institutional investors, are often not well known, and can be difficult to buy and sell.

Russell International Growth Account

The Russell International Growth Account invests primarily in the equity securities of non-U.S. companies, including companies based in countries with emerging markets. The portfolio will invest with a broad capitalization mandate, including large-, mid-, and smaller-cap stocks and is focused on non-U.S. growth stocks. Managers selected to invest the assets of the portfolio are Hansberger Global Investors, UBS Global Asset Management, MFS Investment Management, and Axiom International Investors.

Russell International Value Account

The Russell International Value Account invests primarily in the equity securities of non-U.S. companies, including companies based in countries with emerging markets. The portfolio will invest with a broad capitalization mandate, including large-, mid-, and smaller-cap stocks and is focused on non-U.S. value stocks. Managers selected to invest the assets of the portfolio are Mondrian Investment Partners, Arrowstreet Capital, Pzena Investment Management, Brandes Investment Partners, and Tradewinds Global Investors.

Vanguard Growth Index Fund (Institutional)

The Vanguard Growth Index Fund (Institutional) invests in all the stocks of the MSCI U.S. Prime Market Growth Index in approximately the same proportion in which they are represented in the index. The overall risk level of the fund is moderate to aggressive.

Vanguard Institutional Index Fund (Plus)

The Vanguard Institutional Index Fund (Plus) holds all 500 stocks that make up the S&P 500 Index in proportion to their weighting in the index. The fund attempts to track the performance of the index and remains fully invested in stocks at all times.

Vanguard Short-Term Bond Index Fund (Signal)

The Vanguard Short-Term Bond Index Fund (Signal) invests at least 80% of its assets in fixed income securities that, in the aggregate, approximate the Barclays Capital 1-5 Year Government/Credit Bond Index in terms of key risk factors and other characteristics.

Vanguard Small-Cap Growth Index Fund (Institutional)

The Vanguard Small-Cap Growth Index Fund (Institutional) employs a passive management strategy designed to track the performance of the MSCI U.S. Small-Cap Growth Index. The fund attempts to replicate the target index by investing all or substantially all of its assets in the stocks that make up this index.

Vanguard Value Index Fund (Institutional)

The Vanguard Value Index Fund (Institutional) employs a passive management approach designed to track the performance of the MSCI U.S. Prime Market Value Index, a broadly diversified index of value stocks of predominantly large U.S. companies. The fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

NOTE 3:    PARTICIPANT LOANS

Loans are available in $100 increments from $1,000 to $49,500. The maximum loan amount is the lesser of (a) 50% of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or (b) $50,000, reduced by: (1) the outstanding balance of all other outstanding loans, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. Participants are limited to two loans – one Primary Residence Loan and one General Loan. The term of a Primary Residence Loan may not exceed 15 years or be less than 12 months. The term of a General Loan may not exceed five years or be less than 12 months.

The interest rate for Primary Residence Loans is 1% plus the yield for the Federal Home Loan Mortgage Corporation 30-year mortgage commitment for a standard conventional fixed-rate mortgage, delivery within 30 days. The range of interest rates for outstanding Primary Residence Loans during 2008 was 5.25% to 10.50%, maturing at various dates through January 2024. The interest rate for General Loans is 1% plus the prime rate on corporate loans. The range of interest rates for outstanding General Loans during 2008 was 5.00% to 10.00%, maturing at various dates through January 2014.

Loan repayments are made through after-tax, semi-monthly payroll deductions. If a participant’s employment terminates for any reason and the loan balance is not paid in full by the participant within a 60-day grace period, the loan balance will be defaulted and will become taxable income to the participant.

NOTE 4:    TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated March 9, 2006, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the Internal Revenue Code (“IRC”). The determination letter covered Plan amendments adopted from October 25, 2001 through October 10, 2005, and the trust agreement adopted on June 2, 2004. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is tax-exempt as of the financial statement date and, accordingly, no provision for income taxes has been recorded.

NOTE 5:     RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 6:    FINANCIAL INSTRUMENTS

We adopted Statement of Financial Accounting Standards (“SFAS”) No. 157 on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

SFAS No. 157 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of nonperformance risk including our own credit risk.

In addition to defining fair value, SFAS No. 157 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The following section describes the valuation methodologies we use to measure financial assets and liabilities at fair value.

Investments Other Than Derivatives: Investments other than derivatives primarily include mutual funds, U.S. government and agency securities, foreign government bonds, commercial paper, corporate notes and bonds, and common stock.

In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to our Level 1 investments such as domestic and international equities, U.S. treasuries, exchange-traded mutual funds, and agency securities. If quoted prices in active markets for identical assets or liabilities are not available to determine fair value, then we use quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable either directly or indirectly. These investments are included in Level 2 and consist primarily of mutual funds in our Separately Managed Accounts, collective trusts, participant loans, commercial paper, foreign government bonds, and preferred stock.

Derivatives: In general, and where applicable, we use quoted prices in an active market for identical derivative assets and liabilities that are traded on exchanges. These derivative assets and liabilities are included in Level 1. The fair values for the derivative assets and liabilities included in Level 2 are estimated using industry standard valuation models, such as the Black-Scholes model. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies and commodities. Level 2 derivative assets and liabilities primarily include certain over-the-counter options, futures, and swap contracts.

Assets Measured at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis at December 31, 2008, are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Mutual funds	$1,976,524,709	$-	$-	$1,976,524,709
Common stock	532,995,459	-	-	532,995,459
Collective Trusts	-	165,609,024	-	165,609,024
Separately Managed Accounts
Mutual funds	-	216,682,998	-	216,682,998
Commercial paper	-	9,533,465	-	9,533,465
U.S Government and agency securities	181,878,633	-	-	181,878,633
Foreign government bonds	5,798,568	6,101,823	-	11,900,392
Corporate notes and bonds	-	1,173,483	-	1,173,483
Common stock	792,281,784	-	-	792,281,784
Preferred stock	-	2,928,070	-	2,928,070
Derivative contracts	97,802	831,977	-	929,779
Brokerage Accounts
Mutual funds	32,554,023	-	-	32,554,023
Certificates of deposit	-	1,253,165	-	1,253,165
U.S Government and agency securities	232,287	-	-	232,287
Corporate notes and bonds	-	744,684	-	744,684
Common stock	22,737,685	-	-	22,737,685
Preferred stock	120,030	-	-	120,030
Loans to participants	-	55,608,612	-	55,608,612

Total Assets	$3,545,220,980	$460,467,301	$-	$4,005,688,281

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT
AS OF DECEMBER 31, 2008

	Shares or Units	Cost	Fair Market Value
DESCRIPTION OF ASSETS:
Artisan Mid-Cap Account	30,733,527	$300,423,406	$193,313,886
BGI LifePath Index 2010 (M)	726,987	8,003,007	7,306,218
BGI LifePath Index 2020 (M)	3,607,608	40,337,906	33,406,447
BGI LifePath Index 2030 (M)	6,962,310	78,056,534	60,154,356
BGI LifePath Index 2040 (M)	7,039,677	79,636,905	57,866,144
BGI LifePath Index 2050 (M)	644,303	4,724,882	3,794,947
BGI LifePath Index Retirement (M)	303,538	3,332,253	3,080,912
BrokerageLink	57,641,874	70,515,506	57,641,874
Fidelity Contrafund (K)	8,067,271	369,092,858	364,882,686
Fidelity Growth Company Fund (K)	6,679,540	331,019,041	326,763,080
Fidelity Institutional Money Market Fund	304,897,662	304,897,662	304,897,662
Microsoft Common Stock	27,417,462	575,969,745	532,995,459
Oakmark Equity & Income Account	41,521,975	414,363,732	353,352,006
PIMCO Total Return Account	22,803,538	227,251,099	223,702,712
Royce Low Priced Stock Fund (Inst)	17,194,818	279,853,529	157,848,428
Russell International Growth Account	59,832,286	567,942,017	288,989,941
Russell International Value Account	15,916,942	159,210,127	166,650,381
Vanguard Growth Index Fund (Inst)	2,409,285	66,003,326	48,908,485
Vanguard Institutional Index Fund (Plus)	4,165,369	469,097,860	343,809,543
Vanguard Short-Term Bond Index Fund (Sig)	17,382,770	175,665,581	178,694,872
Vanguard Small-Cap Growth Index Fund (Inst)	8,595,861	158,070,495	102,376,708
Vanguard Value Index Fund (Inst)	9,225,326	204,214,692	148,343,245
Participant Loans		-	55,608,612

		$4,887,682,162	$4,014,388,604

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement No. 333-118764 on Form S-8 of our report dated June 25, 2009, appearing in the Annual Report on Form 11-K of Microsoft Corporation Savings Plus 401(k) Plan for the year ended December 31, 2008.

/s/  Deloitte & Touche LLP

Seattle, Washington

June 25, 2009